# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NextNRG, Inc., CIK 0001817004
CUSIP: 652941105
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 67 NW 183RD ST, MIAMI, Florida (FL), 33169
Date of event which requires filing of this statement: 02/13/2025
Amends the filing with accession number 0001493152-21-023629
Filed by CIK 0001128728
Persons authorized to receive notices and communications: Michael D. Farkas, 407 Lincoln Road,, Suite 9F, Miami Beach, Florida (FL), 33139, (305) 907-7600; Laura Anthony, Esq., Anthony, Linder and Cacomanolis PLLC, 1700 Palm Beach Lakes Blvd., Suite 820, West Palm Beach, Florida (FL), 33401, (561) 514-0936

## Reporting persons
- Michael D. Farkas (CIK 0001128728): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 77,919,613; shared voting power 0; sole dispositive power 77,919,613; shared dispositive power 0; aggregate amount beneficially owned 77,919,613 (69.779% of the class)
  Comment: Includes (i) 64,118,596 shares of Common Stock held directly (including, without limitation, 42,372,880 Shares subject to vesting and forfeiture as provided for in the Exchange Agreement (as defined below)), (ii) 154,827 shares of Common Stock held by SIF Energy LLC, (iii) 26,578 shares of Common Stock held by Balance Labs, Inc., (iv) 12,900,188 shares of Common Stock held by Inductive Holdings LLC, and (v) 719,424 shares of Common Stock which may be issued upon the conversion of 140,000 shares of Series B Preferred Stock held directly, each with a stated value of $10.00 per share, at 70% of $2.78 (the minimum price on the date of issuance). Based upon 111,665,652 Shares issued and outstanding as of February 19, 2025. The Reporting Person has voting and dispositive power over the Common Stock held by SIF Energy LLC, Balance Labs, Inc. and Inductive Holdings LLC.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: NextNRG, Inc.
Address of issuer's principal executive offices: 67 NW 183RD ST, MIAMI, Florida (FL), 33169
Comment: The class of equity securities to which this Amendment No. 3 (this "Amendment") to that certain Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") as of September 24, 2021 ("Schedule 13D", and together with Amendment No. 1 to Schedule 13D filed with the SEC on June 10, 2024, Amendment No. 2 to Schedule 13D filed with the SEC on August 29, 2024, and this Amendment, collectively, the "Amended Schedule 13D") relates is the shares of common stock, $0.0001 par value per share (the "Shares") of NextNRG, Inc., a Delaware corporation (the "Issuer"), which has its principal executive office at 67 NW 183rd Street, Miami, Florida 33169. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. This Amendment amends the Amended Schedule 13D as specifically set forth herein.

## Item 2. Identity and Background
Name of person filing: This Amendment is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") by Michael D. Farkas (the "Reporting Person").
Residence or business address: The business address of the Reporting Person is 407 Lincoln Road, Suite 9F, Miami Beach, Florida 33139.
Present principal occupation or employment: The Reporting Person is the President of the Farkas Group, Inc., the Manager of SIF Energy LLC, the Chief Executive Officer and member of the board of directors of Balance Labs, Inc., the founder, and the Chief Executive Officer and Executive Chairman of the Issuer.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Person received 60,167,275 Shares and Inductive Holdings LLC received 12,900,188 Shares pursuant to the Second Amended and Restated Exchange Agreement dated June 11, 2024, as amended on July 22, 2024 and on September 25, 2024 (the "Exchange Agreement") entered into among the Issuer, the members of Next Charging LLC (the "Members") and the Reporting Person, as the representative of the Members.

Further, the Reporting Person received 245,689 Shares as payment for commitment fees pursuant to certain promissory notes issued by the Issuer to NextNRG Holding Corp. dated as of May 20, 2024, May 28, 2024, June 2, 2024, June 10, 2024, June 28, 2024, July 5, 2024, July 10, 2024, July 22, 2024, August 6, 2024 and August 14, 2024 in the aggregate principal amount of $1,400,000.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The following disclosure is based upon 111,665,652 Shares issued and outstanding as of February 19, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this Amendment, the Reporting Person may be deemed to be the beneficial owner of 77,919,613 Shares, which includes 42,372,880 Shares subject to vesting and forfeiture as provided for in the Exchange Agreement.
Transactions in the class effected during the past sixty days: Except as disclosed in the statement of changes in beneficial ownership on Form 4 filed with the SEC on February 18, 2025, the Reporting Person has not effectuated any transactions during the past 60 days in any shares of Common Stock.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement.

## Signatures
- Michael D. Farkas: /s/ Michael Farkas, Michael Farkas (02/19/2025)